SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                               Commission File Number 0-18954

(Check One)
/ /      Form 10-K and Form 10-KSB  / / Form 11-K
/ /      Form 20-F                  /x/ Form 10-Q and 10-QSB  / / Form N-SAR

         For quarter ended December 31, 1998

/ / Transition Report on Form 10-K and Form 10-KSB / / Transition Report on Form 20-F / / Transition Report on Form 11-K / / Transition Report on Form 10-Q and Form 10-QSB / / Transition Report on Form N-SAR

         For the transition period ended ____________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant: Odyssey Pictures Corp.

Former name if applicable ______________________________________________________

Address of principal executive office (Street and Number): 1601 Elm Street

City, State and Zip Code: Dallas, TX 75201



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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         /x/ (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         /x/ (b)The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         / / (c)The accountant's statement or other exhibit required by Rule 12b -25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheet if needed.)



         During the fiscal year ended June 30, 1998, there occurred a change in control of the Registrant resulting in a change in the composition of the Board of Directors and executive management of Registrant. In addition, as part of management transition, Registrant retained the services of a new firm of independent public accountants and a new chief financial officer. As a result of these changes, and new management's efforts to cure the delinquencies of prior management in filing all periodic reports on a timely basis, the current Report on Form 10-Q for the quarter ended December 31, 1998 could not be filed on the prescribed due date without unreasonable effort or expense as new management familiarizes itself with the business, legal and accounting functions of Registrant.


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                                     PART IV
                                   INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

Howard J. Kerker,                                                (212) 758-0700
--------------------------------------------------------------------------------
(Name)                                                    (Area Code)(Telephone)



(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, Identify report(s).
                      /x/  Yes  / /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                      / /  Yes  /x/  No



         If so: attach an example of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                 Odyssey Pictures Corp.
                     (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:February 16, 1999
                                                 By: /s/ Pierre Koshakji
                                                 -----------------------
                                                         Pierre Koshakji, Pres.


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